N E W S R E L E A S E

April 10, 2014

Nevsun Releases 2013 Corporate Social Responsibility Report

Highlights of the Report

  Safety record: Excellent - zero lost time injuries in the year
  Community: Well engaged and maximizing local opportunities for employment
  Environment: Land use, biodiversity studies, water & waste management, mine closure planning
  Employees: Human rights assessment, fair treatment, benefits, training & localization
  Government related remittances: $129 million in 2013 and $548 million since Bisha went into production in 2011

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (Nevsun or the Company) is pleased to announce the release of its 2013 Corporate Social Responsibility (CSR) Report.

To view the report, please visit http://www.nevsun.com/responsibility/reporting/.

“Our CSR Report highlights our evolving environmental and social performance governance programs at the Bisha Mine that are aimed at reinforcing our commitment to making a collaborative, positive impact in Eritrea. Active stakeholder engagement involved an extensive materiality exercise during the year that played a key role in prioritizing CSR topics and issues to monitor and improve upon. Our desire to maintain a long-term social license and to operate a premier mining operation requires a strong commitment to dialogue and transparency with all of our stakeholders,” stated Cliff Davis, CEO of Nevsun.

The Global Reporting Initiative (GRI) Sustainability Reporting Guidelines were used in the preparation of this Report and is in accordance with the ‘Core’ criteria option of the fourth generation (G4) Framework.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com